SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 12)*


NAME OF ISSUER:  American Industrial Properties REIT

TITLE OF CLASS OF SECURITIES:  Shares of Beneficial Ownership

CUSIP NUMBER:   026791103000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     P. O. Box 97, Far Hills, New Jersey 07931      (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    September 9, 1996


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement:_________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:  026791103000


1.       NAME OF REPORTING PERSON:  Pure World, Inc.
                                    (formerly American Holdings, Inc.)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   X

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

7.       SOLE VOTING POWER:          888,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:     888,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                     888,000

12.      CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.785%

14.      TYPE OF REPORTING PERSON:   CO

     This Amendment No. 12 (the "Amendment") relates to the Schedule 13D filed on February 2, 1994, in connection with the ownership by Pure World, Inc. ("Pure World") of Shares of Beneficial Interest ("Shares") of American Industrial Properties REIT, a Texas real estate investment trust (the "Trust"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.



Item 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended hereby to add the following:

     In connection with its lawsuit against Pure World and Pure World's Chairman, amoung other things, American Industrial Properties REIT (the "Trust") alleged that Pure World had purchased excess shares (more than the 9.8% permitted under the Trust's Bylaws) and received dividends on those shares in violation of the Bylaws. The Trust sought the reimbursement of dividends paid to Pure World and a declaratory judgment that dividends could be withheld on excess shares. Pure World and its Chairman filed a Motion for Partial Summary Judgment arguing, amoung other things, that they did not purchase excess shares and that the Bylaws imposing share ownership limits were invalid.

     On September 9, 1996 the Court granted Pure World and its Chairman's Motion for Partial Summary Judgment based on the evidence and because the Bylaw provisions restricting share ownership are invalid.

     A copy of the Court's Order is attached as Exhibit D.

     On September 6, 1996 Pure World filed a complaint against the Trust in the same Court seeking an injunction to require that the Trust provide Pure World with a shareholder's list. The complaint states that the Trust has repeatedly refused Pure World's request for the list despite Pure World's clear entitlement under the Texas REIT Act.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit D - Court Order.

                                  EXHIBIT D



                                             FILED   U.S. DISTRICT COURT
                                                     NORTHERN DISTRICT OF TEXAS
                                                     SEPTEMBER 9, 1996
                                             BY:     NANCY DOHERTY, CLERK



                      IN THE UNITED STATES DISTRICT COURT
                     FOR THE NORTHEASTERN DISTRICT OF TEXAS
                                DALLAS DIVISION



AMERICAN INDUSTRIAL                          -
PROPERTIES REIT,                             -
                                             -
     Plaintiff,                              -
                                             -
v.                                           -         Civil No. 3:96-CV-0068-H
                                             -
PURE WORLD, INC. AND PAUL O.                 -
KOETHER,                                     -
                                             -
     Defendants,                             -
                                             -
_______________________________              -
                                             -
PURE WORLD, INC.                             -
                                             -
     Counter-plaintiff,                      -
                                             -
v.                                           -
                                             -
AMERICAN INDUSTRIAL                          -
PROPERTIES REIT,                             -
                                             -
     Counter-defendant,                      -
                                             -
_______________________________              -
                                             -
PURE WORLD, INC. individualy                 -
and on behalf of AMERICAN                    -
INDUSTRIAL PROPERTIES REIT,                  -
                                             -
     Third party plaintiffs,                 -
                                             -
v.                                           -
                                             -
CHARLES W. WOLCOTT and                       -
WILLIAM H. BRICKER,                          -
                                             -
     Third party defendants.                 -

                                      ORDER
                                      -----

     Before the Court is Defendants Pure World and Koether's Motion for Partial Summary Judgment--Excess Shares, filed May 6, 1996; Affidavit of Paul Koether in Support of Motion for Partial Summary Judgment--Excess Shares, filed May 6, 1996; Plaintiff's Response to Defendants' Motion for Partial Summary Judgment--Excess Shares, filed May 31, 1996; Reply Brief in Support of Motion for Partial Summary Judgment, filed June 14, 1996; Affidavit of Jason Bergmann in Support of Motion for Partial Summary Judgment--Excess Shares, filed June 24, 1996; American Industrial Properties REIT's Sur-Reply, filed June 25, 1996; and Defendants' Response to Plaintiff's Sur-reply, filed July 3, 1996.

1.  BACKGROUND
    ----------

     American Industrial Properties REIT ("the Trust") is a publicly owned, real estate investment trust originally established in 1985 under the Texas Real
Estate Investment Trust Act (the "REIT Act"). The Trust's current managers are Charles W. Wolcott ("Wolcott") and William H. Bricker ("Bricker") (collectively, the "Trust Managers"). Pure World, Inc. ("Pure World") is a corporation that is controlled and substantially owned by Paul O. Koether ("Koether"), Pure World's Chief Executive Officer.

     The Trust filed this suit against Pure World and Koether on January 8, 1996, alleging violations of the Securities Exchange Act and Texas securities laws; fraud; conspiracy; and unjust enrichment. According to the Trust, Koether has been attempting to seize control of the Trust through proxy contests in 1994 and 1995.

     Pure World filed counterclaims against the Trust and third-party claims against the Trust managers, Wolcott and Bricker, on January 30, 1996. The counter-claims and third-party claims are based on allegations that the Trust
Managers have mismanaged the Trust, breached duties of loyalty and care, exceeded their authority, and misrepresented the condition of the Trust to shareholders. Pure World has asserted Counts 1-6 in its individual capacity, and Counts 6-8 derivatively on behalf of the Trust and all its shareholders.

     Currently before the Court is Defendants' Motion for Summary Judgment on the Trust's excess shares claims. The Trust alleges that Pure World has purchased excess shares (i.e. more than the percentage of shares allowed in the bylaws) and received dividends on those shares in violation of the bylaws. SEE Fourth Amended Bylaws ("Bylaws") sec. 9.2 ("no person shall at any time directly or indirectly acquire or hold beneficial ownership of shares with an aggregate value in excess of 9.8% of the aggregate value of shares"); Bylaws sec. 9.5 (excess shares "shall not be entitled to dividends," are "not considered for purposes of any shareholder vote;" and "shall not be transferable"). In Count VII of its Complaint, the Trust asserts claims for money had and received, and unjust enrichment, and, in Count VI, seeks a declaratory judgment. In addition, the Trust filed a First Supplemental Complaint that adds an interpleader claim relating to the excess shares. In their motion, Pure World and Koether argue;
(1) that they neither purchased excess shares nor received dividends on excess shares; (2) the bylaws imposing share ownership limits are invalid; and (3) the interpleader action is improper as a matter of law.

II.  STANDARD OF REVIEW
     ------------------

     Rule 56(c) of the Federal Rules of Civil Procedure provides that summary judgment shall be rendered when the evidence establishes that there is "no genuine issue as to any material fact" and that the movant is "entitled to judgment as a matter of law." Fed. R. Civ. P. 56(c); RUIZ V. WHIRLPOOL, INC., 12 F.3d 510, 513 (5th Cir. 1994); ARMSTRONG V. CITY OF DALLAS, 829 F. Supp. 875. 876 (N.D. Tex. 1992), AFF'D, 997 F.2d 62 (1993). Under proper circumstances, awarding summary judgment is favored in the federal courts: "Summary judgment reinforces the purpose of the Rule, to achieve a just, speedy, and inexpensive determination of actions, and, when appropriate, affords a merciful end to litigation that would otherwise be lengthy and expensive." FONTENOR V. UPJOHN CO., 780 F.2d 1190, 1197 (5th Cir. 1986).

     A summary judgment movant must inform the court of its basis for the motion and identify the material specified in Rule 56(c) that it believes demonstrates the absence of a genuine issue of material fact. CELOTEX CORP. V. CATROTT, 477 U.S. 317, 322-23 (1986); TOPALIAN V. EHRMAN, 954 F.2d 1125, 1131 (5th Cir.),
CERT DENIED, 113 S.Ct. 82 (1992). If the movant fails to meet its initial burden, the motion must be denied, regardless of the nonmovant's response. LITTLE V. LIQUID AIR CORP., 37 F.3d 1069, 1975 (5th Cir. 1994).

     If the movant carries its burden, the burden shifts to the nonmovant to show that summary judgment should not be granted. CELOTEX, 477 U.S. at 324. A party opposing summary judgment must go beyond the pleadings and "set forth specific facts" showing that there is a "genuine issue for trial." Fed. R. Civ.
P. 56(e); ANDERSON V. LIBERTY LOBBY, INC., 477 U.S. 242, 256 (1986); MATSUSHITA ELEC. INDUS. CO. LTD. V. ZENITH RADIO CORP., 475 U.S. 574, 587 (1986); RUIZ, 12 F.3d at 513; ARMSTRONG, 829 F. Supp. at 876. A party opposing summary judgment may not rest on mere conclusory allegations or denials in its pleadings. Fed. R. Civ. P. 56(c); HIGHTOWER V. TEXAS HOSP. ASSN., 65 F.3d 443, 447 (5th Cir. 1995), REH'G DENIED, 73 F.3d 43 (5th Cir. 1996). A party must do more than simply show some "metaphysical doubt as to the material facts." MATSUSHITA, 475 U.S. at 586. There must be "significant probative evidence" on which a jury could reasonably find for the nonmovant. ANDERSON, 477 U.S. at 249.

     In determining whether a genuine issue exists for trial, the Court must view the evidence introduced and all factual inferences from the evidence in the light most favorable to the nonmovant, EASTMAN KODAK V. IMAGE TECHNICAL SERVICES, 504 U.S. 451, 456-58 (1992); GREMILLION V. GULF COAST CATERING CO., 904 F.2d 290, 292 (5th Cir.), REH'G DENIED, 909 F,2d 1479 (5th Cir. 1990). SEE
ALSO BODENHEIMER V. PPG INDUS., INC., 5 F.3d 955, 956 (5th Cir. 1993). "If the record, taken as a whole, could not lead a rational trier of fact to find for the nonmoving party, there is no genuine issue for trial." MATSUSHITA, 475 U.S. at 587; ERIOU V. PHILLIPS PETROLEUM CO., 948 F.2d 972, 974 (5th Cir, 1991).

     With these summary judgment standards in mind, the Court turns to an analysis of the motion in this case.

III.     EXISTENCE OF EXCESS SHARES
        --------------------------
A.      SUMMARY JUDGMENT EVIDENCE

     The Trust claims that Pure World and/or Koether have purchased shares above the 9.8% limit established in the Bylaws at section 9.2. That provision reads:
"no person shall at any time directly or indirectly acquire or hold beneficial ownership of shares with an aggregate value in excess of 9.8% of the aggregate value of shares."

         1.  DEFANDANTS' SUMMARY JUDGMENT EVIDENCE

     Defendants have presented summary judgment evidence that neither Pure World nor Koether beneficially own any shares of the Trust in addition to the 880,000 shares (9.785% of the Trust's outstanding shares) that Pure World has publicly disclosed. Motion Para. 2, 3; Koether Aff. Para. 4, 5. Moreover, neither Defendant, "either singly or together in concert with others, has collected dividends on any shares of the Trust except the 880,000 shares owned by Pure World." Motion Para. 4; Koether Aff. Para. 6.

         2. THE TRUST'S SUMMARY JUDGMENT EVIDENCE

     The Trust implies that Pure World has been acting with others and that they COLLECTIVELY own more than 9.8% of the shares. The Trust discusses the standards for the existence of a group under section 13(d) of the Securities Exchange Act. A section 13(d) group exists if there is an informal intent to act in concert to achieve a common objective. See WOLLMAN V. DICKINSON, 682 F.2d 355, 363 (2d Cir.
1982), CERT. DENIED, 460 U.S. 1069 (1983); SEC V. DREXEL BURNHAM LAMBERT, INC., 837 F. Supp. 587, 607 (S.D.N.Y. 1993), AFF'D., 16 F.3d 520 (2d Cir. 1994), CERT.
DENIED, 115 S.Ct. 724 (1995). The agreement need not be in writing and it does not have to meet the formal requirements for contract formation. SEC V. SAVOY INDUS., 587 F.2d 1149, 1163 (D.C. Cir. 1978), CERT. DENIED. 440 U.S. 913 (1979).
Therefore, the Trust argues, whether a group exists is often determined by circumstantial evidence. ID. at 1163-64. The Trust offers the following evidence that Pure World acted as part of a group to have a beneficial interest in excess shares:

     (1) Two people nominated by Pure World in the 1995 Shareholder Proxy Contest have strong ties to Pure World and may own shares in the Trust. John Galuchie is an officer of Pure World and Richard Bossert is a director and shareholder of Pure World. KOETHER DEPO., pp. 39, 43; Pure World's First Amended Answer and Counterclaim, Para. 123.

     (2) Koether has "conferred exclusively" with other shareholders (including Jonathan Tratt and Richard Osborne) who have supported Pure World and Koether in the proxy contest. KOETHER DEPO., pp. 295-98, 305-6, 339.

     (3) Osborne has been accused of failing to disclose the existence of a group in connection with a bid to control another REIT. Verified Complaint in FIRST UNION V. OBSORNE in N.D. Ohio filed 1995.

     (4) Curtis Boisfontaine, an officer with Insignia Financial, who made a bid to purchase the Trust's notes held by MLI stated that Koether told him that Koether controls 15% of the Trust's shares. WOLCOTT DEPO., p. 131-32.

     (5) Don Lorenz, CFO of Bedford Properties, stated that Tratt, another shareholder, told Lorenz that Tratt and his group, including Koether, controlled 15% of the Trust's shares. WOLCOTT DEPO., p. 131-32.

     (6) Koether and/or Pure World have established a pattern of owning shares in names other than their own in other cases. SEE STRAUSS V. AMERICAN HOLDINGS, INC., 902 F. Supp. 475 (S.D.N.Y. 1995).

     (7) The Trust has identified share positions that were sold to Pure World and/or Koether, or entities controlled by them above the 880,000 registered shares. WOLCOTT DEPO., p. 139.

          3.  ANALYSIS OF THE TRUST'S SUMMARY JUDGEMENT EVIDENCE

     The Trust has failed to present admissible evidence setting forth "specific facts" showing that there is a "genuine issue for trial." SEE CELOTEX, 477 U.S. at 322-23. The Trust's argument and evidence offered to prove Pure World's participation in a group is irrelevant to its excess shares claims. The Bylaws state that, with two narrow exceptions, "no person shall at any time directly or indirectly acquire or hold beneficial ownership of shares with an aggregate value in excess or 9.8% of the aggregate value of all outstanding shares." Bylaw sec. 9.2. The definition of excess shares does not include those shares beneficially owned by a different shareholder who is a member of a section 13(d) group with the target shareholder. Therefore, facts (1)-(5) relied on in opposition to the Motion are irrelevant.

     The Trust's two remaining assertions do not defeat summary judgment. The Trust relies on STRAUSS ON BEHALF OF SERVICO, INC. V. AMERICAN HOLDINGS, INC. 902 F. Supp. 475 (S.D.N.Y. 1995), in support of the assertion that "Koether and/or Pure World have established a pattern of owning shares in names other than their own in other cases, for the purpose of disclosing (sic) true ownership." SEE Response at 12. In that case, three companies in which Koether had an ownership interest purchased shares of Servico, Inc. The district court in that case denied American Holdings' motion to dismiss, finding that the plaintiff's allegations, if taken as true, would establish the existence of a group for section 16(b) purposes. ID. at 486. That case does not preclude summary judgment in this case. First, the entities in STRAUSS made their share purchases in the open, and not secretly, as the Trust alleges occurred here. Second, the STRAUSS opinion is incompetent evidence because the factual recitation in that opinion is based only upon the allegations in that plaintiff's complaint and not upon findings of fact by the court. Third, the evidence is inadmissible because prior acts may not be used to prove present actions in conformity therewith. SEE Fed. R. Evid. 404(b) ("Evidence of other crimes, wrongs, or acts is not admissible to prove the character of a person in order to show action in conformity therewith.").

     The remaining evidence offered is from the deposition testimony of Charles Wolcott, one of the Trust Managers. Wolcott said: "I believe that we have identified share positions that we have been told were sold directly to Mr. Koether that we believe are currently controlled by Mr. Koether, but are not recognized or identified as among his 880,000 registered shares." Wolcott Depo. at 139. However, when pressed for a more specific answer, Mr. Wolcott responded:
"I don't have the specific facts at this time to tell you." Wolcott Depo. at 140.

     The Trust has not met the burden of defeating the summary judgment evidence presented by Pure World. Specifically, it has failed to "set forth specific facts" showing that there is a "genuine issue for trial" regarding the excess shares claims. Fed. R. Civ. P. 56(e); ANDERSON, 477 U.S. at 256, MATSUSHITA, 475 U.S. at 587; RUIZ, 12 F.3d at 513; ARMSTRONG, 829 F. Supp. at 876. Accordingly, Defendants' Motion for Summary Judgment--Excess Shares is GRANTED based on the summary judgment evidence.

B.       REQUEST FOR CONTINUANCE DENIED

     In the alternative, the Trust requests a continuance so that it may conduct more discovery on the issue of excess shares. The Trust contends that "discovery is in its infancy," discovery was delayed until the Court entered its May 20 Order allowing discovery to resume; most of the evidence required by the Trust is within the exclusive control of Pure World; documents requested in the subpoena ducas tecum for Tratt's deposition have not been produced; additional third party depositions (including Curtis Boisfontaine and Bob Lorenz) are necessary; Pure World has refused to produce a copy of its shareholder list; and no privilege log has been provided.

     The Court finds that a continuance is not warranted. To obtain a continuance under Rule 56(f), "the nonmoving party must show how the additional discovery will defeat the summary judgment motion...and may not simply rely on vague assertions that additional discovery will produce needed, but unspecified facts." INTERNATIONAL SHORTSTOP, INC. V. BALLY'S INC., 939 F.2d 1257, 1267 (5th Cir. 1991), CERT. DENIED, 502 U.S. 1059 (1992). Because the existence of a group is irrelevant to the Trust's excess shares claims, the depositions and Pure
World's shareholder list will not defeat the summary judgment motion. In addition, the Trust has conducted significant discovery since the January 8, 1996 filing of this case. The Trust has deposed defendant Koether for six hours, Jonathan Tratt for two hours and Stewart Sprague for less than one hour, during which time it was able to inquire whether Pure World or Koether possessed excess shares. See Response at 13. The Trust has also received documents responsive to its request for "records regarding all such trades by Pure World, Koether, or by any other person or entity if Pure World had any direct, indirect, or beneficial interest in the shares."1
___________________________________
1 While the Trust had not been provided with a privilege log at the time of the pleadings, Pure World's counsel represented to the Court that the Defendants have withheld no documents that are responsive to that request on grounds of privilege. Reply at 9, n. 10.

IV.        VALIDITY OF BYLAWS
           ------------------

     Defendants also argue that the bylaws placing the restrictions on share ownership are invalid because the bylaws conflict with the Declaration of Trust and are inconsistent with the requirements of the Texas REIT Act.

     As a preliminary matter, there is some dispute as to whether the old or the new REIT Act applies. The REIT Act was substantially amended effective September 1, 1995. The Trust contends that the predecessor REIT Act applies because "AIP's By-law provision" (apparently referring to the transfer restriction provision alone) was adopted in February 1994. The Trust further contends that "the new REIT Act does not purport to void provisions which were adopted prior to its effective date, nor is such retroactivity presumed in a statute." Response at 17, CITING, LANDGRAF V. U.S.I. FILM PRODUCTS, 114 S.Ct. 1483, 1500 (1994); EX PARTE ABELL, 613 S.W.2d 255, 258 (Tex. 1981). However, the Trust has failed to present a coherent and consistent argument regarding the timing of the bylaw amendments. In prior filings with the Court, the Trust relied on the September 1995 amendments to the REIT Act to justify the trust Managers' conduct. Counter-Defendant's and Third Party Defendants' Response to Pure World's Motion for Partial Summary Judgment at 4. In a form submitted to the SEC, Trust Manager Wolcott wrote that the 9.8% cap was incorporated in the Fourth Amended Bylaws just a few weeks after the effective date of the new REIT Act, in part, "to reflect the adoption of the revised Texas Real Estate Investment Act." SEC Form 8-K, at Koether Affidavit filed February 20, 1996, exhibit K at 1. In addition, in past decisions in this case, the Court has used the new Act. Oral Argument on Pure World's Motion for Partial Summary Judgment--Appointment of a Receiver, March 26, 1996. Therefore, the new REIT Act should be applied here. However, under either version, the bylaw provisions are invalid.

A.      CONFLICTS WITH DECLARATION OF TRUST

     Both the current REIT Act and the predecessor Act provide that "bylaws may contain any provisions for the regulation and management of the affairs of the trust not inconsistent with law or the declaration of trust." Tex. Rev. Civ. Stat. Ann, art. 6138A ("REIT Act") sec. 9.10; 1989 REIT Act sec. 9. Therefore, to the extent that the Trust's bylaws conflict or are inconsistent with provisions in the declaration of trust, those bylaws are invalid.

     Article IX of the Fourth Amended Bylaws ("Bylaws") conflicts directly with one provision of the Declaration of Trust and is inconsistent with two other provisions of the Declaration. First, the Declaration of Trust provides that "all the shares shall be equal in all respects to every other such share." Declaration of Trust, Article 7. However, Article IX of the Bylaws classifies all shares "beneficially own(ed)" by a person "in excess of the Ownership Limit" as "Excess Shares" and provides that the excess shares "shall not be entitled to any dividends," are "not considered for purposes of any shareholder vote," "shall not be transferable," and may be redeemed by the Trust. Bylaws sec. 9.5. Courts have held that provisions far less discriminatory than those in Article IX violate a mandate that "each share shall be equal to every other share." SEE, E.G., AVON PRODUCTS, INC. V. CHARTWELL ASSOC., L.P., 738 F. Supp. 686, 690 (S.D.N.Y. 1990) (where a holder of 12.4% or less of the stock had the possibility of redemption after crossing the 20% activation threshold but a holder of 12.5% or more did not, the shareholder rights plan violated anti-discrimination provisions of New York corporations law), AFF'D., 907 F.2d 322 (2d Cir. 1990). Second, two other provisions of the Declaration contemplate that one shareholder may own more than 9.8% of the Trust's shares and thus conflict with Bylaw sec. 9.2. which purports to limit ownership to 9.8%. Article 12 of the Declaration of Trust permits cumulative voting if a shareholder obtains 30% of the outstanding shares of the Trust. Article 13 of the Declaration of Trust sets forth rules for transactions between the Trust and "a beneficial holder of 10% or more of the Trust's outstanding shares." The inconsistencies between Article IX and the Declaration of Trust render the bylaws void. REIT Act sec. 9.10; 1989 REIT Act sec. 9.

     The Trust argues that the Court should ignore the  inconsistencies  between
Article IX and the Declaration of Trust because Article IX is intended to protect the Trust's tax status. In support of their argument, the Trust claims that the excess share provision is consistent with an "industry standard of limiting share ownership to comply with the Internal Revenue Code." See Response at 16. The REIT Act, however, does not permit bylaws to be inconsistent with declaration of trust provisions merely because the bylaws are intended to protect the tax status of a REIT. As evidence of the industry standard, the Trust points to the bylaws and declarations of trust of three other Texas REITs:
Columbus Realty Trust, Weingarten Realty Investors, and Camden Property Trust. The excess share provisions of these other Texas REITS uniformly appear in their declarations of trust. Amended and Restated Declaration of Trust, Camden Property Trust, Article Nineteen; Amended and Restated Declaration of Trust of Columbus Realty Trust, Article Nineteen; Restated Declaration of Trust of Weingarten Realty Investors, Article Eighteen.

B.      CONFLICTS WITH REIT ACT

         1.  PROVISIONS MUST APPEAR IN THE DECLARATION OF TRUST

     The Bylaws are also invalid because the Texas REIT Act requires provisions such as those found in Article IX of the Bylaws to appear in the Declaration of Trust instead of the Bylaws. Fletcher Cyc. Corp. sec. 4189 ("The general rule is that when the applicable statute commands that a provision which governs shareholder rights be set out in the certificate of incorporation, but the provision is not so set out, a bylaw which purports to regulate shareholder rights is void.") This requirement is not a mere technicality, but an extremely important protection for shareholders, because the RElT Act reserves to shareholders the right to amend a declaration of trust. SEE REIT Act sec. 22.20(A).

     First, the qualification that excess shares are different from other shares that appears in sec. 9.5 of the Bylaws must appear in the Declaration of Trust. REIT Act sec. 3.30(A) (5) ("A real estate investment trust may provide by its declaration of trust for any other preferences, rights, restrictions, including restrictions of transferability ..."); 1989 REIT Act sec. 3. 1 (A)(5). Second, the provision granting a redemption right to the trust for all excess shares which appears in sec. 9.5.7 must appear in the Declaration of Trust. REIT Act sec. 3.30 (A)(2); 1989 REIT Act sec. 3.1 (A)(2). Third, the provisions limiting the rights of holders of excess shares to receive dividends which appear in sec.
9.5.3 must appear in the Declaration of Trust. REIT Act sec. 14.10(A); 1989 REIT Act sec. 3.1(A)(6). Fourth, the provisions limiting the rights of excess shares to vote at shareholder meetings which appear in sec. 9.5.5 of the Bylaws must also appear in the Declaration of Trust. REIT Act sec. 13.10(A)(1)(a) (each outstanding share shall be entitled to one vote except to the extent that the declaration of trust limits or denies voting rights to the holders of the shares of any class); 1989 REIT Act sec. 13(A).

         2.  RESTRICTION ON TRANSFER OF SHARES

     In addition, Bylaw Article IX is invalid because sections 9.1 and 9.5.6 restrict the transfer of shares which were issued prior to adoption of the restriction. Bylaw sec. 9.l ("Limitations on Transfer." "any purported transfer of shares that, if effective, would result in a violation of sec. 9.2...shall be void ab initio"); Bylaw sec. 9.5.6 ("Restrictions on Transfer:" "Excess shares shall not be transferrable."). The Texas REIT Act invalidates restrictions on transfers of securities issued before the adoption of the restriction unless the holder of the security voted in favor of the restriction or was a party to the agreement imposing the restriction. REIT Act sec. 7.40(B); 1989 REIT Act sec. 8(E) ("no real estate investment trust may impose restrictions on the sale or other disposition of its shares and on the transfer thereof"); 1989 REIT Act sec. 19 (all shares of a REIT "shall be transferable"). All of the Trust's outstanding shares were issued prior to the adoption of Bylaw Article IX in February 1994. None of the bylaw amendments adopted by Wolcott and Bricker in 1994 and 1995 were submitted to shareholders for approval. Therefore, none of the holders of the Trust's stock voted in favor of the Article IX restrictions. While section 7.40(E)(5) notes that a restriction on the transfer of shares is valid "if it reasonably maintains...any tax advantage to the real estate investment trust," that subsection does not supplant the conflicting provisions in section 7.40(B). Therefore, Article IX's purported restrictions on transfer are not valid.

     The Trust presents two arguments in response to Defendants' argument that the restriction on the transferability of excess shares invalidates the bylaw provision. First, the Trust argues that the provision is not a "transfer restriction" but an "ownership limitation" in that it prevents some ownership benefits from attaching to excess shares. Therefore, it contends, the shares remain transferrable and the provision does not violate the REIT Act. The Trust provides several Private Letter Rulings which hold that ownership limitations imposed by a REIT to maintain its REIT status do not render its shares "nontransferable" even though the limitations may limit or preclude transfer of shares under certain circumstances. Priv. Ltr. Rul. 9552047 (Dec. 29, 1995); Priv. Ltr. Rul. 9534022 (May 31, 1995); Priv. Ltr. Rul. 9440026 (July 11, 1994);
Priv. Ltr. Rul. 8921067 (Feb. 28, 1989).

     These rulings do not alter the REIT Act's provisions on the transfer of shares. These rulings address whether ownership limitations similar to Bylaw
Article IX's contravene the Internal Revenue Code's ("the IRC") requirement that "the beneficial ownership of [a REIT be] evidenced by transferrable shares." 26 U.S.C sec. 856(a)(2). The rulings hold that such ownership limitations do not violate the IRC because the shares of the REIT stock will continue to be traded. The rulings reassert the requirement that the ownership restrictions be enforceable under state law. Priv. Ltr. Rul. 9552047 ("As long as the ownership restrictions are valid under the laws of state X....");  Priv. Ltr. Rul. 9534022
("Provided that the ownership restrictions summarized above are enforceable under state law..."); Priv. Ltr. Rul. 944026 ("provided that the ownership restrictions are enforceable under state law."). While the IRC requires only that shares of a REIT be generally characterized as "transferable," the Texas REIT Act prohibits any retroactive restriction on the transfer of shares unless the shareholders approved of the restriction.

     Second, the Trust contends that, even if the provision is a transfer restriction, it is valid because the limitation is necessary to protect the tax status as a REIT. For this proposition it quotes the section 4(G) of the 1989 REIT Act. REIT Act sec. 4.10(I) ("To the extent any provision of this Act is contrary to or inconsistent with the sections of the Internal Revenue Code of 1986 (or any successor statute) which relate to or govern real estate investment trusts or the regulations adopted under those sections, or requires any trust formed hereunder to take (or prohibits any trust formed hereunder from taking) any action required to secure or maintain its status as a real estate investment trust under such sections or regulations, the sections and regulations of the Internal Revenue Code of 1986 (or any successor statute) shall prevail over the provisions of this Act as to any real estate investment trust qualifying or attempting to qualify under such sections and regulations."); 1989 REIT Act sec. 4(G) (almost identical provision).

     This argument misreads section 4.10(I) of the REIT Act. First, section 4.10(I) applies only to override provisions of the REIT Act that "prohibit any trust...from taking...any action required to secure or maintain its status as a real estate investment trust" under the Internal Revenue Code. The sections of the REIT Act invoked by Pure World do not prohibit any of Article IX's specific mandates. They require that those provisions appear in the Declaration of Trust or be approved by the Trust's shareholders. Second, the provisions in Article IX are not REQUIRED to secure or maintain the Trust's REIT status. Indeed, the Trust successfully maintained its REIT status before Article IX was adopted. It does not follow that merely because an ownership limitation such as Article IX is one method of ensuring that a REIT complies with the Internal Revenue Code, that such a provision is "required." Third, section 4.10(I) does not specifically empower the TRUST MANAGERS to take any steps necessary to protect the Trust's REIT status. The Trust, acting through its shareholders, may amend the Declaration of Trust and adopt an ownership limitation similar to Article
IX. Even if section 4.10(I) would ratify an ownership limitation adopted by the Trust's shareholders, it does not sanction an ownership limitation imposed unilaterally by the Trust Managers. Fourth, section 4.10(I) does not authorize ANY ACTION required to maintain the Trust's status as a real estate investment trust if such act is inconsistent with a provision in the Declaration of Trust.

V. INTERPLEADER ACTION IS IMPROPER
   -------------------------------

     The Trust Interpleaded the dividend payment of $35,520 attributable to the 880,000 shares of stock that Pure World is indisputably entitled to own. The Trust argues that if the Trust pays the dividends on the 880,000 lawful shares and Pure World has already received dividends on other shares, the Trust will have paid out dividends on excess shares in violation of the bylaws and could face liability for "wrongful payment of dividends." The Trust argues that, even if there is not a "substantial danger of multiple LIABILITY," potential vexation and expense of multiple LITIGATION warrant the use of an interpleader. 7 Wright, Miller & Kane, FEDERAL PRACTICE & PROCEDURE 2d, sec. 1704 (1986) (emphasis added).

     Federal Rule of Civil Procedure 22 permits an interpleader claim to be filed against "persons having claims against the plaintiff...when their claims are such that the plaintiff is or may be exposed to double liability." The plaintiff must legitimately fear multiple liability for a single fund. DUNBAR V. UNITED STATES, 502 F.2d 506, 511-12 (5th Cir. 1974) (party requesting interpleader failed to demonstrate that he has been or may be subject to adverse claims); GENERAL ELECTRIC CREDIT CORP. V. T.R. GRUBBS, 447 F.2d 286, 288 (5th Cir. 1971), REVERSED ON OTHER GROUNDS 405 U.S. 699 (1972) (to invoke doctrine of interpleader party must show either (1) that there is a risk of double payment on a single liability; or (2) that there are several claims that exceed that party's limited liability); FDIC V. HOWSE, 802 F. Supp. 1554, 1565 (S.D. Tex.
1992) (Harmon, J.) (interpleader not appropriate since not "exposed to the danger of multiple liability."); MOBIL EXPLORATION & PRODUCING V. UNITED STATES ABATEMENT CORP., 1991 WL 211516 * 1(E.D. La. 1991) (citing GENERAL ELECTRIC CREDIT for above); INTERFIRST BANK DALLAS, N.A. V. PUROLATOR COURIER CORP., 608
F. Supp. 351, 352 (N.D. Tex. 1985) (Fish, J.) (citing GENERAL ELECTRIC CREDIT for above). Therefore, the Trust's interpleader is improper because the Trust:
(1) does not allege who the record owner of the excess shares are; (2) does not specify the number of excess shares owned by Defendants; (3) has not alleged that any other person has made or may make a claim to these dividends; and (4) has failed to plead any facts that suggest it is in danger of exposure to multiple liability or conflicting claims.


VI.  CONCLUSION
     ----------

     The Trust's request for a continuance is DENIED. Defendants' Motion for Summary Judgment--Excess Shares is GRANTED based on the summary judgment evidence and because the Bylaw provisions restricting share ownership are invalid. Furthermore, Defendants' Motion for Summary Judgment on the Trust's interpleader claim is GRANTED because, under the circumstances of this case, interpleader is inappropriate.

     Therefore,  the Trust's causes of action for  declaratory  judgment  (Count
VI), money had and received (Count VII), unjust enrichment (Count VII), and interpleader (Count X, located in Plaintiff's First Supplemental Complaint) are DISMISSED.

SO ORDERED

DATED: September 9, 1996.

                                                     /s/ Barefoot Sanders
                                                     ---------------------------
                                                     BAREFOOT SANDERS
                                                     SENIOR U.S. DISTRICT JUDGE
                                                     NORTHERN DISTRICT OF TEXAS

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 11, 1996

                                        PURE WORLD, INC.


                                        /s/ John W. Galuchie, Jr.
                                        -------------------------
                                        John W. Galuchie, Jr.
                                        Executive Vice President